Exhibit 99.1

Veren Announces 2024 Reserves & Board Appointments

CALGARY, AB, Jan. 21, 2025 /CNW/ - Veren Inc. ("Veren", or the "Company") (TSX: VRN) (NYSE: VRN) is pleased to announce the results from its 2024 independent reserves report, provide an update on its operations and announce the appointment of two independent board members.

KEY HIGHLIGHTS

•	Strong reserve additions, replacing 173 percent of 2024 annual production on a 2P basis.
•	Alberta Montney asset contributed 65 percent of the 2P reserve additions.
•	Achieved strong exit production in 2024 with full year production in-line with guidance.
•	Addition of two independent directors with extensive industry knowledge and experience to the Board.

"Our strong reserve additions, driven by both our Alberta Montney and Kaybob Duvernay assets, continue to demonstrate the depth and quality of our asset base as we execute our long-term plan," said Craig Bryksa, President and CEO of Veren. "We organically replaced 173 percent of our annual production, marking our highest reserve replacement in the last five years. As we start the year, we remain excited about our program under which we expect to generate significant excess cash flow and returns for shareholders."

RESERVES HIGHLIGHTS

•	The Company's reserves at year-end 2024, excluding the impact of acquisitions and dispositions ("A&D"), increased across all categories driven by organic additions. Proved plus Probable ("2P") reserves totaled 1,133.3 million boe ("MMboe"), Proved ("1P") reserves totaled 739.1 MMboe and Proved Developed Producing ("PDP") reserves totaled 333.1 MMboe.
•	The Company's 2P reserve life index ("RLI") is approximately 16 years based on mid-point of 2025 annual average production guidance.
•	Veren achieved organic reserve additions of 121.4 MMboe on a 2P basis, excluding A&D, replacing 173 percent of its 2024 annual production. The Company's Alberta Montney asset contributed 65 percent of the reserve additions, with the remaining additions coming from its Kaybob Duvernay asset. Total reserve additions included 5.6 MMboe of positive technical revisions.
•	Veren's 2P net present value ("NPV"), before tax, was $14.0 billion at year-end 2024, based on independent engineering pricing. The Company's NPV, on a 1P and PDP basis, was $9.4 billion and $5.8 billion, respectively. The independent engineering price forecast assumes an average WTI price of approximately US$75.75/bbl and AECO price of approximately $3.30/Mcf over the first five years.
•	As at year-end 2024, over 65 percent of Veren's total premium drilling locations in its Kaybob Duvernay and Alberta Montney assets were unbooked.

Additional information on Veren's 2024 reserves will be provided in its Annual Information Form ("AIF") for the year-ended December 31, 2024, which is expected to be available on February 27, 2025.

OPERATIONS UPDATE & OUTLOOK

Veren exited 2024 with strong December production of 190,296 boe/d, and fourth quarter average production of 188,721 boe/d. The Company's full year 2024 annual average production was 191,163 boe/d, which was in-line with its guidance of 191,000 boe/d.

Veren remains on track with its 2025 annual average production guidance of 188,000 to 196,000 boe/d (65% oil and liquids) based on development capital expenditures of $1.48 billion to $1.58 billion. The Company's capital program is weighted to the first half of the year, while its production is weighted to the second half based on the timing of its development program and planned facilities downtime in early 2025.

Veren expects to generate excess cash flow of $575 million to $775 million (US$70/bbl to US$75/bbl WTI and $2.00/Mcf AECO) in 2025. Due to the timing of its capital expenditures spending and production profile, a significant portion of the Company's excess cash flow in 2025 is expected to be realized in the second half of 2025.

BOARD OF DIRECTORS UPDATE

Veren is pleased to announce the appointment of Mr. Corey Bieber and Ms. Jodi J. Jenson Labrie to its Board of Directors.

"We are pleased and excited to welcome Corey and Jodi to Veren's Board of Directors, both of whom are highly accomplished and bring extensive industry knowledge and financial and management experience," said Barbara Munroe, Chair of the Board of Directors of Veren.

Mr. Bieber has over 35 years of financial and management experience within the energy industry. Most recently, Mr. Bieber served as an external Finance committee member at TransMountain Corporation. Prior thereto, Mr. Bieber held progressively senior and complex roles at Canadian Natural Resources Ltd., including the role of Chief Financial Officer from 2012 to 2018 and serving as an Executive Advisor from 2018 to 2022. Mr. Bieber holds a Bachelor of Commerce degree from the University of Calgary and his Chartered Professional Accountant designation. Mr. Bieber previously served as a member of the Heart & Stroke Alberta Board.

Ms. Jenson Labrie is a highly accomplished financial executive with over 25 years of energy and professional services experience. Most recently, Ms. Jenson Labrie served as the Senior Vice President and Chief Financial Officer of Enerplus Corporation from 2015 until the company's combination with Chord Energy in 2024. Ms. Jenson Labrie holds a Bachelor of Commerce degree, with Distinction, from the University of Calgary and both a Chartered Professional Accountant and a Chartered Business Valuator designation. Ms. Jenson Labrie is a member of the University of Calgary Board and previously served on the Board of the Explorers and Producers Association of Canada.

Full biographies of all of Veren's Board members are available on the Company's website.

Summary of Reserves

The Company's reserves were independently evaluated by McDaniel & Associates Consultants Ltd. ("McDaniel") effective as at December 31, 2024. The reserves evaluation and reporting was conducted in accordance with the definitions, standards and procedures contained in the COGEH and National Instrument 51-101 Standards for Disclosure of Oil and Gas Activities ("NI 51-101").

As at December 31, 2024 (1) (2) (3) (4)

	Tight Oil (Mbbls)		Light and Medium Oil (Mbbls)		Heavy Oil (Mbbls)		Natural Gas Liquids (Mbbls)
Reserves Category	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved Developed Producing	126,863	112,186	18,255	16,354	-	-	78,826	66,626
Proved Developed Non-Producing	1,074	990	173	159	-	-	261	225
Proved Undeveloped	112,787	95,668	2,038	1,905	-	-	107,985	91,557
Total Proved	240,724	208,844	20,465	18,418	-	-	187,072	158,408
Total Probable	139,147	116,479	8,025	7,059	-	-	89,436	69,176
Total Proved plus Probable	379,871	325,324	28,490	25,477	-	-	276,508	227,584
	Shale Gas (MMcf)		Natural Gas (MMcf)		Total (Mboe)
Reserves Category	Gross	Net	Gross	Net	Gross	Net
Proved Developed Producing	647,859	600,392	6,969	7,504	333,081	296,482
Proved Developed Non-Producing	4,265	4,044	55	45	2,228	2,056
Proved Undeveloped	1,085,252	998,818	679	601	403,798	355,700
Total Proved	1,737,377	1,603,253	7,702	8,151	739,108	654,238
Total Probable	942,653	844,743	3,145	3,101	394,241	334,022
Total Proved plus Probable	2,680,030	2,447,996	10,848	11,252	1,133,349	988,260

(1)	Based on three evaluator's average (McDaniel, GLJ Ltd. and Sproule Associates Ltd.) January 1, 2025, escalated price forecast.
(2)	"Gross Reserves" are the total Company's working-interest share before the deduction of any royalties and without including any royalty interest of the Company.
(3)	"Net Reserves" are the total Company's interest share after deducting royalties and including any royalty interest.
(4)	Numbers may not add due to rounding.

Summary of Before Tax Net Present Values

As at December 31, 2024 (1)

			Before Tax Net Present Value ($ millions)
			Discount Rate
Price Deck	Reserves Category	Gross Reserves (Mboe)	0%	5%	10%	15%
Three Evaluator Average	Proved Developed Producing	333,081	8,174	6,866	5,841	5,113
	Total Proved	739,108	15,484	11,910	9,420	7,702
	Total Proved plus Probable	1,133,349	27,298	18,934	14,040	10,967
(1) Price deck based on three evaluator's average (McDaniel, GLJ Ltd. and Sproule Associates Ltd.) January 1, 2025, escalated price forecast.

RESERVES RECONCILIATION

Gross Reserves (1) (2) (3) (4)

	Tight Oil (Mbbls)			Light and Medium Oil (Mbbls)			Heavy Oil (Mbbls)
Factors	Proved	Probable	Proved plus Probable	Proved	Probable	Proved plus Probable	Proved	Probable	Proved plus Probable
December 31, 2023	238,989	142,434	381,422	46,823	33,119	79,942	21,163	6,677	27,840
Extensions and Improved Recovery	32,259	3,402	35,661	240	(195)	45	-	-	-
Technical Revisions	6,318	(729)	5,589	2,191	(29)	2,162	13	(11)	2
Acquisitions	544	200	744	-	-	-	-	-	-
Dispositions	(11,793)	(6,178)	(17,971)	(25,780)	(24,902)	(50,682)	(20,586)	(6,666)	(27,252)
Economic Factors	6	18	25	152	32	184	-	-	-
Production	(25,600)	-	(25,600)	(3,161)	-	(3,161)	(590)	-	(590)
December 31, 2024	240,724	139,147	379,871	20,465	8,025	28,490	-	-	-

	Natural Gas Liquids (Mbbls)			Shale Gas (MMcf)			Natural Gas (MMcf)
Factors	Proved	Probable	Proved plus Probable	Proved	Probable	Proved plus Probable	Proved	Probable	Proved plus Probable
December 31, 2023	189,720	93,735	283,455	1,588,202	917,729	2,505,931	41,151	24,721	65,872
Extensions and Improved Recovery	23,589	2,930	26,519	293,710	43,290	337,000	134	(74)	60
Technical Revisions	(711)	(768)	(1,480)	10,419	(15,129)	(4,711)	1,180	(470)	710
Acquisitions	115	43	157	3,095	1,158	4,253	-	-	-
Dispositions	(8,464)	(6,248)	(14,712)	(5,733)	(2,264)	(7,997)	(33,074)	(21,075)	(54,149)
Economic Factors	(750)	(255)	(1,006)	(8,647)	(2,131)	(10,777)	(227)	43	(183)
Production	(16,426)	-	(16,426)	(143,669)	-	(143,669)	(1,462)	-	(1,462)
December 31, 2024	187,072	89,436	276,508	1,737,377	942,653	2,680,030	7,702	3,145	10,848
	Total Oil Equivalent (Mboe)
Factors	Proved	Probable	Proved plus Probable
December 31, 2023	768,254	433,040	1,201,294
Extensions and Improved Recovery	105,063	13,339	118,402
Technical Revisions	9,744	(4,137)	5,607
Acquisitions	1,174	436	1,611
Dispositions	(73,090)	(47,884)	(120,975)
Economic Factors	(2,071)	(553)	(2,624)
Production	(69,966)	-	(69,966)
December 31, 2024	739,108	394,241	1,133,349

(1)	Based on three evaluator's average (McDaniel, GLJ Ltd. and Sproule Associates Ltd.) January 1, 2025, escalated price forecast.
(2)	"Gross Reserves" are the total Company's working-interest share before the deduction of any royalties and without including any royalty interest of the Company.
(3)	Numbers may not add due to rounding

Specified Financial Measures

Throughout this press release the Company uses the terms "development capital expenditures" and "excess cash flow", which are specified financial measures under National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure. These terms do not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS") and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. For information on the composition of these measures and how the Company uses these measures, refer to the Specified Financial Measures section of the Company's MD&A for the period ended September 30, 2024, which section is incorporated herein by reference, and available on SEDAR+ at www.sedarplus.com, or EDGAR at www.sec.gov/edgar and on our website at www.vrn.com. There are no significant differences in the calculations between historical and forward-looking specified financial measures.

For the three months ended September 30, 2024, development capital expenditures was $395.9 million. The most directly comparable financial measure for development capital expenditures disclosed in the Company's financial statements is development capital and other expenditures, which for the three months ended September 30, 2024 was $404.7 million.

For the three months ended September 30, 2024, excess cash flow was $113.6 million. The most directly comparable financial measure for excess cash flow disclosed in the Company's financial statements is cash flow from operating activities, which for the three months ended September 30, 2024 was $561.7 million.

Excess cash flow for 2025 is a forward-looking non-GAAP measures and is calculated consistently with the measures disclosed in the Company's MD&A. Refer to the Specified Financial Measures section of the Company's MD&A for the three and nine months ended September 30, 2024.

Management believes the presentation of the specified financial measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis. This information should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Notice to US Readers

The oil and natural gas reserves contained in this press release have generally been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects of United States or other foreign disclosure standards. For example, the United States Securities and Exchange Commission (the "SEC") generally permits oil and gas issuers, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules), but permits the optional disclosure of "probable reserves" and "possible reserves" (each as defined in SEC rules). Canadian securities laws require oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only proved reserves (which are defined differently from the SEC rules) but also probable reserves and permits optional disclosure of "possible reserves", each as defined in NI 51-101. Accordingly, "proved reserves" and "probable reserves" disclosed in this news release may not be comparable to US standards, and in this news release, Veren has disclosed reserves designated as "proved plus probable reserves". Probable reserves are higher-risk and are generally believed to be less likely to be accurately estimated or recovered than proved reserves. "Possible reserves" are higher risk than "probable reserves" and are generally believed to be less likely to be accurately estimated or recovered than "probable reserves".  In addition, under Canadian disclosure requirements and industry practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalties and similar payments. The SEC rules require reserves and production to be presented using net volumes, after deduction of applicable royalties and similar payments. Moreover, Veren has determined and disclosed estimated future net revenue from its reserves using forecast prices and costs, whereas the SEC rules require that reserves be estimated using a 12-month average price, calculated as the arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period.  Consequently, Veren's reserve estimates and production volumes in this news release may not be comparable to those made by companies using United States reporting and disclosure standards. Further, the SEC rules are based on unescalated costs and forecasts.

All amounts in the news release are stated in Canadian dollars unless otherwise specified.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Veren. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: depth and quality of asset base, capital program generating significant excess cash flow and returns for shareholders; RLI; NPV estimates at the forecast pricing assumptions mentioned; unbooked premium drilling locations; timing to file Veren's AIF for the year-ended December 31, 2024; 2025 annual average production guidance, portion of oil and liquids and development capital expenditures; weighting of capital program to the first half of 2025; weighting of production to the second half of 2025; planned facilities downtime in early 2025; and 2025 excess cash flow (at the commodity prices specified) and expected timing for realization.

Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein.

Unless otherwise noted, reserves referenced herein are given as at December 31, 2024. Also, estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates and future net revenue for all properties due to the effect of aggregation. All required reserve information for the Company is contained in its Annual Information Form for the year ended December 31, 2023, which is accessible at www.sedarplus.ca. Additional reserves disclosure as required under NI 51-101 will be included in Veren's Annual Information Form which is expected to be filed on SEDAR+ on February 27, 2025.

All forward-looking statements are based on Veren's beliefs and assumptions based on information available at the time the assumption was made. Veren believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2023 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2023, under the headings "Risk Factors" and "Forward-Looking Information" and for the three and nine months ended September 30, 2024, under the headings "Risk Factors" and "Forward-Looking Information". The material assumptions are disclosed in the Management's Discussion and Analysis for the year ended December 31, 2023, under the headings "Capital Expenditures", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Risk Factors" and "Changes in Accounting Policies" and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2024, under the headings "Overview", "Commodity Derivatives", "Liquidity and Capital Resources", "Guidance", "Royalties" and "Operating Expenses". In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, pandemics, and blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; the impacts of drought, wildfires and severe weather events; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general; changes in interest rates and inflation; uncertainties associated with regulatory approvals; geopolitical conflicts, including the Russian invasion of Ukraine and conflict in the Middle East; uncertainty of government policy changes; the potential impact of tariffs and Canada-U.S. trade negotiations; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Veren's future course of action depends on management's assessment of all information available at the relevant time.

Included in this press release are Veren's 2025 guidance in respect of capital expenditures and average annual production which is based on various assumptions as to production levels, commodity prices and other assumptions and are subject to a variety of contingencies. The Company's return of capital framework is based on certain facts, expectations and assumptions that may change and, therefore, this framework may be amended as circumstances necessitate or require. To the extent such estimates constitute a "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation, such information has been approved by management of Veren. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Additional information on these and other factors that could affect Veren's operations or financial results are included in Veren's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein. Veren undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Veren or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

Product Type Production Information

The Company's annual aggregate production for 2024 and the aggregate average production for fourth quarter of 2024, and the references to "natural gas", "crude oil" and "condensate" reported in this Press Release consist of the following product types, as defined in NI 51-101 and using a conversion ratio of 6 mcf : 1 bbl where applicable:

	Three months ended December 31		Year ended December 31
	2024	2023	2024	2023
Light & Medium Crude Oil (bbl/d)	6,439	12,198	8,637	12,665
Heavy Crude Oil (bbl/d)	-	3,795	1,612	3,818
Tight Oil (bbl/d)	67,177	56,657	69,944	49,779
Total Crude Oil (bbl/d)	73,616	72,650	80,193	66,262

NGLs (bbl/d)	47,434	39,517	44,881	36,851

Shale Gas (mcf/d)	403,412	236,926	392,539	200,514
Conventional Natural Gas (mcf/d)	2,615	11,380	3,995	10,761
Total Natural Gas (mcf/d)	406,027	248,306	396,534	211,275

Total production from continuing operations (boe/d)	188,721	153,551	191,163	138,326

	Three months ended December 31		Year ended December 31
	2024	2023	2024	2023
Light & Medium Crude Oil (bbl/d)	6,439	12,198	8,637	12,665
Heavy Crude Oil (bbl/d)	-	3,795	1,612	3,818
Tight Oil (bbl/d)	67,177	62,512	69,944	63,906
Total Crude Oil (bbl/d)	73,616	78,505	80,193	80,389

NGLs (bbl/d)	47,434	41,373	44,881	41,534

Shale Gas (mcf/d)	403,412	242,965	392,539	214,165
Conventional Natural Gas (mcf/d)	2,615	11,380	3,995	10,761
Total Natural Gas (mcf/d)	406,027	254,345	396,534	224,926

Total average daily production (boe/d)	188,721	162,269	191,163	159,411

NI 51-101 includes condensate within the natural gas liquids (NGLs) product type. The Company has disclosed condensate as combined with crude oil and/or separately from other natural gas liquids in this press release since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that this crude oil and condensate presentation provides a more accurate description of its operations and results therefore.

Reserves and Drilling Data

The reserves information contained in this press release has been prepared in accordance with NI 51-101.

Where applicable, a barrels of oil equivalent ("boe") conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6mcf:1bbl) has been used based on an energy equivalent conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

For additional product type information for our major operating areas, refer to our Reserves Report. Booked type well data was audited by independent reserves evaluator, McDaniel, effective December 31, 2024.

This press release contains a metric commonly used in the oil and natural gas industry: "replacement rate". This term does not have a standardized meaning and may not be comparable to similar measures presented by other companies and, therefore, should not be used to make such comparisons. Readers are cautioned as to the reliability of oil and gas metrics used in this press release. Replacement rate is the amount of oil added to the Company's 2P reserves, divided by production. It is a measure of the ability of the Company to sustain production levels.

There are numerous uncertainties inherent in estimating quantities of crude oil, natural gas and NGLs reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth above are estimates only. In general, estimates of economically recoverable crude oil, natural gas and NGLs reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially. For these reasons, estimates of the economically recoverable crude oil, NGLs and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. The Company's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Individual properties may not reflect the same confidence level as estimates of reserves for all properties due to the effects of aggregation. This press release contains estimates of the net present value of the Company's future net revenue from our reserves. Such amounts do not represent the fair market value of our reserves. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.

The reserve data provided in this news release presents only a portion of the disclosure required under National Instrument 51-101. All of the required information will be contained in the Company's Annual Information Form for the year ended December 31, 2024, which will be filed on SEDAR+ (accessible at www.sedarplus.ca and EDGAR (accessible at www.sec.gov/edgar.shtml) on or about February 27, 2025 and further supplemented by Material Change Reports as applicable.

FOR MORE INFORMATION ON VEREN, PLEASE CONTACT:

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020

Address: Veren Inc. Suite 2000, 585 - 8th Avenue S.W. Calgary AB │T2P 1G1

www.vrn.com

Veren shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol VRN.

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SOURCE Veren Inc.

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%CIK: 0001545851

CO: Veren Inc.

CNW 07:00e 21-JAN-25